FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date March 19, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  March 15, 2007

NEWS RELEASE 07-08

For Further Information Contact:

     Jean Pierre Jutras at 1-403-269-6753

     Web:  www.tylerresources.com

TYLER RESOURCES COMPLETES Cdn $10,000,000 FINANCING

Tyler Resources Inc. (“Tyler” or the “Company”) is pleased to announce that it has completed its previously announced private placement, with an Agent, of 20,000,000 Units (“Units”) of Tyler at a price of Cdn $0.50 per Unit (the “Offering”) for aggregate gross proceeds of Cdn $10,000,000. Each Unit consists of one common share of the Company (a “Share”) and one-half of one purchase warrant of Tyler. Each whole purchase warrant (a “Warrant”) entitles the holder to purchase one Share at an exercise price of Cdn $0.75 per Share until March 15, 2009.   A total of 180,000 Units were issued under the Offering to directors and officers.

The Agent received a cash commission equal to 6% of the aggregate gross proceeds of the Offering, exclusive of the gross proceeds realized from the sale of any securities by the Company directly (the “President’s Units”), in respect of which the Agent will be paid a cash commission equal to 3% of the gross proceeds and securities sold to United States residents. The Agent also received an agent’s warrant (the “Agent’s Warrant”) exercisable to purchase 1,140,000 Shares representing 6% of the aggregate number of Units sold (net of President’s Units) and 3% of the aggregate number of President’s Units. Each Agent’s Warrant will entitle the holder to acquire one Share at a price of $0.50 per Share until March 15, 2009.

The securities issued in the Offering are subject to a hold period of four months plus one day from closing.

Proceeds from the Offering will be used for exploration expenditures, preparation of a feasibility study on the Company’s Bahuerachi property in Mexico and for working capital purposes.   Subsequent to closing, Tyler has cash of over Cdn $11,000,000.

The Units were offered by way of private placement exemptions in the provinces of Ontario, British Columbia and Alberta and such other jurisdictions within and outside of Canada as were agreed to between the Company and the Agent.

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.  This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

March 15, 2007

Other

The Company has delivered updated geological, survey and currently available assay data to Associated Geosciences Limited for verification and validation in order to proceed with an update to the initial resource block model and estimate, the results for which were announced on September 25th, 2006.  The update model and resource estimate will include all new drilling data obtained within the Main Zone of the project since mid July of 2006, the original resource estimate data cut off date, and will include drill holes which are currently being completed.  It is currently estimated that the data verification, block model update and resource recalculation will take approximately 1 month to complete, and results will be announced as they become available to the Company.

About Tyler

Tyler Resources is a well-financed Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.